01LKKB Exhibit 99.5 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy - Annual and Special Meeting to be held on June 8, 2020 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 2:00 p.m., Eastern Time, on June 4, 2020. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Fold To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically To Virtually Attend the Meeting Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. You can attend the meeting virtually by visiting the URL provided on the back of this proxy. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01LKKB

+ +

Appointment of Proxyholder

I/We being holder(s) of Liminal BioSciences Inc. hereby appoint:
Kenneth Galbraith or failing this person, Stefan Clulow

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above and your appointee intends on attending online YOU MUST go to https://www.computershare.com/Liminal and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. If the appointee is attending the meeting in person, this step is NOT required.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Liminal BioSciences Inc. to be held online at https://web.lumiagm.com/162124167, on June 8, 2020 at 2:00 p.m. (Eastern time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Stefan Clulow	☐	☐	02. Simon Best	☐	☐	03. Kenneth Galbraith	☐	☐
04. Gary Bridger	☐	☐	05. Neil A. Klompas	☐	☐	06. Zachary Newton	☐	☐
07. Timothy Steven Wach	☐	☐						

Fold

	For	Withhold
2. Appointment of Auditors To appoint PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration.	☐	☐

	[redacted]	Against
3. Special Resolution: Articles of Amendment To consider, and if deemed advisable, pass a special resolution (the "Special Resolution"), the full text of which is reproduced in Schedule "E" to the Management Information Circular, amending the articles of incorporation of the Company to allow for meetings of shareholders to be held at certain places outside of Canada (for details, see subsection "Amendment to Articles of Incorporation and Amendment to By-Law No. 1" under the "Business of the Meeting" section of the Management Information Circular).	☐	☐

	For	Against
4. Resolution: By-Law To consider, and if deemed advisable, pass an ordinary resolution (the "By-Law Resolution"), the full text of which is reproduced in Schedule "F" to the Management Information Circular, ratifying, confirming and approving certain amendments to By Law No. 1 of the Company enacted by the board of directors of the Company (i) on March 16, 2020 in order to harmonize the text of By Law No. 1 with the Special Resolution which provides for meetings of shareholders to be held at certain places outside of Canada, and (ii) on April 3, 2020 in order to provide the possibility to hold shareholder meetings by electronic means (for details, see subsection "Amendment to Articles of Incorporation and Amendments to By-Law No. 1" under the "Business of the Meeting" section of the Management Information Circular).	☐	☐

	For	Against
5. Resolution: Re-Pricing To consider, and if deemed advisable, pass an ordinary resolution of the disinterested shareholders (the "Re-Pricing Resolution"), the full text of which is reproduced in Schedule "G" to the Management Information Circular, ratifying the re-pricing of certain stock options (for details, see subsection "Amendment of Stock Options" under the "Business of the Meeting" section of the Management Information Circular).	☐	☐

Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report – Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

P L F Q 296217 A R 1

+

01LKLC